Big Rock Partners Acquisition Corp.

2645 N. Federal Highway, Suite 230

Delray Beach, FL 33483

(310) 734-2300

May 20, 2021

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Big Rock Partners Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed May 19, 2021
File No. 333-252479

Ladies and Gentlemen:

Big Rock Partners Acquisition Corp. (“BRPA”) hereby responds as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated May 19, 2021, relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). For the Staff’s convenience, we have recited each of the comments in the Staff’s letter below in bold and italics, and set forth the response in regular font immediately thereafter.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4

Cover Page

1.

We note your response to prior comment 2 and revised disclosure indicating that the Nasdaq listing condition can be waived. Please revise to update this disclosure to indicate whether each party has made a determination as to whether to waive or not waive the condition. To the extent that any party has not made a determination concerning waiver, please (i) revise to clarify when such waiver decision would be made and (ii) note that we may have additional comment.

We respectfully advise the Staff that, at this time, the parties have not made a determination as to whether to waive or not waive the Nasdaq listing condition. Such decision would be expected to be made promptly following any delisting from Nasdaq . We have revised the disclosures on the cover page, as requested, and elsewhere as appropriate and duly note that the Staff may issue an additional comment.

2.

We note the second paragraph highlights Fast Track designation for RLF-100 as well as a commercial partnership and global commercialization. Accordingly, please revise this paragraph to clarify that the product candidate has not been approved by FDA.

We have revised the disclosures on the cover page, as requested.

Summary of the Proxy Statement / Prospectus / Consent Solicitation Statement, page 22

3.

We refer to prior comment 16 and re-issue in part. Please revise the Prospectus Summary to clarify whether FDA denied or refused to grant NeuroRx’s September 2020 application for emergency use authorization for ZYESAMI.

We have revised the disclosures on page 25 of the Registration Statement, as requested.

Risk Factors, page 44

4.

With reference to your disclosure on page 198, please revise to add a risk factor to highlight that FDA has not explained how it will determine whether efficacy has been demonstrated in the context of an Emergency Use Authorization request relating to COVID-19 with Respiratory Failure (COVID-AIV).

We have revised the disclosures on page 48 of the Registration Statement, as requested.

Our product candidates are in Phase IIb/III of clinical testing.., page 47

5.

We note your response to prior comment 4. Your revised disclosures on pages 47-48 indicate that the Phase IIb/III trial was “successful” and that achievement of the stated primary endpoint in the second trial would qualify as a second Phase III trial in support of an NDA for ZYESAMI. Please tell us the basis for these statements. Also, please revise to clarify that safety and efficacy determinations are within FDA’s purview and that trial results do not guarantee regulatory approval.

We have revised the disclosures on page 48 of the Registration Statement, as requested.

6.

Your revised disclosure in this section states that ZYESAMI will be evaluated in a second Phase III clinical trial in which the primary endpoint is increased likelihood of recover from respiratory failure at 90 days compared to placebo. However, your disclosure in the preceding sentence and on page 192 indicates that ZYESAMI will be compared to remdesivir. Please reconcile your disclosure or advise.

We have revised the disclosures on page 48 of the Registration Statement, as requested.

We do not anticipate maintaining orphan drug protection for the treatment of COVID-19.., page 51

7.

We note your revised disclosures on pages 52 and 230 in response to prior comment 5; however, your risk factor header on page 51 continues to imply that NeuroRx currently has orphan drug protection for the treatment of COVID-19. Accordingly please revise the header or advise.

We have revised the risk factor header on page 52 of the Registration Statement, as requested.

We must enter into agreements with, and depend upon, one or more partners…, page 72

8.

We note your response to prior comment 6 and re-issue. Your disclosure remains unclear as to whether NeuroRx’s plan is for the collaboration agreement with Relief Therapeutics to provide the funding necessary to commercialize ZYESAMI in the markets covered under the agreement. Please revise or advise.

We have revised the disclosures on pages 73 of the Registration Statement, as requested.

Business of NeuroRx, page 187

9.

We note your response to prior comment 12 and revised disclosure. We further note your statement that the Phase IIb/III trial of ZYESAMI (the “Intravenous Trial”) met its primary specified endpoint “when adjusting for ventilation status and treatment site.” However, your disclosure on pages 191 and 198-199 indicates that the Intravenous Trial did not achieve statistical significance before controlling for ventilation status and treatment site. Please revise your disclosure on page 187 and throughout the Business of NeuroRx section to clearly state whether or not the Intravenous Trial met its primary prespecified endpoint before making any adjustments to trial data.

We have revised the disclosures on pages 188 and elsewhere of the Registration Statement, as requested.

10.

Please revise to ensure consistent disclosure in the proxy/prospectus concerning the Intravenous Trial, including: (i) the endpoint of this trial, (ii) whether or not ZYESAMI met the primary endpoint, before any adjustments, and (iii) the associated p-value(s). For instance, your disclosure on page 192 indicates that “ZYESAMI met the primary endpoint for successful recovery from respiratory failure at days 28 (P=.014) and 60 (P=0.13); however, your disclosure in the fourth paragraph on page 198 states that at 28 days the P value was at .08, a difference that does not meet the conventional P<.05 threshold for statistical significance.

We have revised the disclosures on page 193 of the Registration Statement, as requested.

11.

We note your response to prior comment 13 and re-issue in part. While your revised disclosure discusses the intellectual property coverage of NRX-101, there is no discussion of the intellectual property coverage of ZYESAMI. Please revise the Business of NeuroRx section, where appropriate, to disclose the scope of the patent protection, or other IP coverage, for ZYESAMI. To the extent that NeuroRx does not own or license any patents that relate to ZYESAMI, please add risk factor disclosure or advise.

We have revised the disclosures on pages 68 and 69 of the Registration Statement to add the requested risk factor.

General

12.

Your proxy/prospectus indicates that BRPA will hold its annual meeting on May 24, 2021 at 8:30 a.m., eastern time and that BRPA shareholders must demand conversion of their shares to cash and deliver the shares to BRPA’s transfer agent physically or electronically “no later than two business days prior to the vote at the meeting.” With reference to Rule 14a-9, please explain how your processes ensure that BRPA shareholders will have sufficient time to make: (i) an informed voting decision regarding the Business Combination Proposal and other meeting proposals and (ii) an informed investment decision with respect to their conversion rights. In addition, we refer you to the guidance set forth in Release No. 34-33768 (March 16, 1994) which reminds registrants that proxy materials “must be mailed sufficiently in advance of the meeting date to allow five business days for processing by the banks and brokers and an additional period to provide ample time for delivery of the material, consideration of the material by the beneficial owners, return of their voting instructions, and transmittal of the vote from the bank or broker to the tabulator.”

The Staff’s comment is duly noted. We have considered the guidance set forth in Release No. 34-33768 and note that the purpose of Rule 14a-13 and the guidance set forth in Release No. 34-33768 was to ensure that stockholders receive proxy soliciting material with sufficient time to make an informed voting decision. We respectfully advise the Staff that BRPA mailed a notice of the annual meeting to its stockholders on May 14, 2021, which informed stockholders of the date and time of the annual meeting and the proposals to be considered thereat, included a summary of the principal terms of the business combination and related matters, and directed stockholders to review the definitive proxy statement/consent solicitation statement/prospectus once available. The notice is also available online on BRPA’s proxy hosting website and through EDGAR. Accordingly, stockholders will have had at least 10 days to consider the proposals and make their voting and investment decision before the date of the annual meeting. Additionally, once the Registration Statement is declared effective, BRPA intends to issue a press release and file a Current Report on Form 8-K to ensure that stockholders are aware that definitive documentation is available for review online on BRPA’s proxy hosting website and through EDGAR. The Staff has previously noted that electronic sources of information, including EDGAR and other internet sources, are increasingly relied upon by the investment community for information regarding public companies (see, for instance, Release No. 33-7760 (January 24, 2000) and Release No. 33-8591 (July 19, 2005)), and we believe that by mailing and posting the notice of meeting and filing the Form 8-K and issuing the press release, we are following the policy considerations the Staff expressed in Release No. 34-33768 and therefore would appropriately be providing investors with the substantive information as to allow them to make an informed voting and investment decision through means that maximize their access to the information.

Further, we respectfully advise the Staff that the voting decisions of unaffiliated stockholders will not change the outcome of the stockholder vote on any of the proposals to be considered by the stockholders. The officers, directors and affiliates of BRPA, who hold an aggregate of 2,067,500 shares of Common Stock, which currently constitutes approximately 76.9% of the outstanding shares of Common Stock, have agreed to vote in favor of the business combination proposal and intend to vote such shares in favor of the other proposals. Accordingly, each of the proposals being submitted to BRPA stockholders can be approved even if every holder of Public Shares votes against such proposals or does not vote at all. The foregoing is indicated in the risk factor titled “The business combination may be completed even if every public stockholder votes against the business combination proposal.” that is included in the Registration Statement. As a result, the need for the unaffiliated holders to make an informed voting decision is not paramount in the present transaction.

With respect to the exercise of conversion rights by the holders of Public Shares, we have revised the disclosures throughout the Registration Statement to provide that the holders of Public Shares will have two weeks following the consummation of the Business Combination to exercise their conversion rights. Accordingly, public holders will have adequate time to make an informed investment decision as directed by the aforementioned release. We therefore believe that the rationale and safeguards meant to be afforded to public holders required by the guidance set forth in Release No. 34-33768 are fairly and adequately addressed in the current situation.

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If you have any questions, please do not hesitate to contact me at the above telephone number.

Sincerely,

/s/ Richard Ackerman
Richard Ackerman, Chairman, President and Chief Executive Officer